

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 2, 2022

Virginia C. Herring
Chief Executive Officer
1st Franklin Financial Corporation
135 East Tugalo Street
Toccoa, GA 30577

> **Re: 1st Franklin Financial Corporation**
> **Post-Effective Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 15, 2022**

Dear Ms. Herring:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

General

1. We note that you intend to change the interest rates at the end of each interest adjustment period for the Debentures you are offering. The interest rates are material terms of the Debentures thus changes appear to represent the offer and sale of a new security given the new investment decision that will be made in connection with each interest rate adjustment. Accordingly, it appears that you will be conducting an exchange in which Debentures with the new interest rate will be exchanged for the Debentures with the old interest rate. Please tell us how you will conduct each exchange in compliance with Section 5 of the Securities Act.

2. You state that a prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC "as appropriate." It is not clear that filing a prospectus

supplement will appropriately update the registration statement and prospectus for purposes of the federal securities laws.  Specifically, how this complies with Rule 409 under the Securities Act or establishes a new effective date for the registration statement for liability purposes.  In this regard, we note that you are not eligible to rely on Rule 430B or Rule 430C.  Please provide your detailed legal analysis explaining how the filing of the prospectus supplement satisfies the federal securities laws, including why you are not required to file a post-effective amendment in connection with each interest rate adjustment.

3. Please tell us how you intend to comply with the Trust Indenture Act of 1939 in regards to each interest rate adjustment.  Explain whether you intend to enter into new indentures in connection with each adjustment that would require qualification under the Trust Indenture Act.  If not, explain how future adjustments will be implemented under the qualified indenture and how you will communicate these to note holders.

Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance